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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Jupiter Media Metrix, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    48206U104
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                                 (CUSIP Number)


         Alan Shapiro                         Richard Gilden
         Jupiter Media Metrix, Inc.           Brobeck, Phleger & Harrison LLP
         21 Astor Place, 6th Floor            1633 Broadway, 47th Floor
         New York, NY 10003                   New York, NY 10019
         (917) 534-6383                       (212) 581-1600
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 30, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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CUSIP NO. 48206U104

                                       13D
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           Names of Reporting Persons.
   1.      I.R.S. Identification Nos. of above persons (entities only)
                    Tod Johnson

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   2.      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b)

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   3.      SEC Use only

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   4.      Source of funds (See Instructions)           PF (Personal Funds)

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   5.      Check if disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)

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   6.      Citizenship or Place of Organization            United States

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Number of          7.   Sole Voting Power             5,021,835
Shares
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Beneficially       8.   Shared Voting Power
Owned by
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Each               9.   Sole Dispositive Power              5,021,835
Reporting
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Person With:      10.   Shared Dispositive Power

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   11.     Aggregate Amount Beneficially Owned by Each Reporting Person
                5,021,835

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   12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)

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   13.     Percent of Class Represented by Amount in Row (11)      14.16%

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   14.     Type of Reporting Person (See Instructions)
                    IN

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ITEM 1.  SECURITY AND ISSUER.

     (a)   Name of Issuer

           Jupiter Media Metrix, Inc.

     (b)   Address of Issuer's Principal Executive Offices

           21 Astor Place, 6th Floor
           New York, New York 10003

     (c)   Type of Class of Securities: Common Stock


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c)    Name, Address of Principal Business Offices, and Principal
                  Occupation:

                  Tod Johnson
                  Chairman and Chief Executive Officer
                  Jupiter Media Metrix, Inc.
                  21 Astor Place, 6th Floor
                  New York, New York 10003


     (d) In the last five years, Mr. Johnson has not been convicted in a criminal proceeding.

     (e) During the last five years, Mr. Johnson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Personal Funds

Item 4.  Purpose of Transaction.

         The purpose of the transaction is to acquire additional securities of the Issuer. Mr. Johnson intends to continuously review his investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by him or
(iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 to Schedule 13D. Notwithstanding anything contained herein, Mr. Johnson specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision about his course of action (as well as to the specific elements thereof), Mr. Johnson currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its business industry generally; other business opportunities available to Mr. Johnson; developments with respect to the business of Mr. Johnson; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

         Other than as described above, Mr. Johnson has no plans or proposals that relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D (although he reserves the right to develop such plans).


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
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         The information in items 1 and 7 through 11 on the cover page of this
Schedule 13D is hereby incorporated by reference.

         The NPD Group, Inc., a New York corporation ("NPD"), is the record and beneficial holder of 4,409,335 of the shares of the Common Stock reported herein. Mr. Johnson is the majority shareholder, the sole director and the chief executive officer of NPD, and therefore may be deemed to beneficially own the shares of Common Stock held by NPD for federal securities law purposes.

         On May 7, 2001, Mr. Johnson purchased 42,500 shares of Issuer Common Stock on the open market at an average price of $1.4982 per share.

         On April 30, 2001, Mr. Johnson purchased 570,000 shares of Issuer Common Stock on the open market at an average price of $1.5825 per share.

         On April 30, 2001, NPD sold 15,000 shares of Issuer Common Stock required to be sold to certain NPD employees pursuant to the NPD employee plan.

         On April 19, 2001, NPD sold 5,000 shares of Issuer Common Stock required to be sold to certain NPD employees pursuant to the NPD employee plan.

         On March 19, 2001, NPD sold 29,338 shares of Issuer Common Stock required to be sold to certain NPD employees pursuant to the NPD employee plan.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the 1996 NPD Employee Plan, certain employees, former employees and advisors of NPD were granted options to purchase shares of Issuer Common Stock held by NPD. These options are fully vested, immediately exercisable and currently consist of, in the aggregate, a right to purchase 265,657 shares of Issuer Common Stock.


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

N/A
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                            Date:    May 8, 2001


                            /s/ Tod Johnson
                            -------------------------------------------------
                                                Signature


                            Tod Johnson, Chairman and Chief Executive Officer
                            -------------------------------------------------
                                                Name/Title


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)